Exhibit 6.12

Terra Tech Corp.
2040 Main Street, Suite 225
Irvine, CA 92614

January 30, 2020

Picksy LLC
1901 Camino Carlos Rey
North Las Vegas, NV 89031
Attn: Manager

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement (the ‘‘Agreement”), dated on or about May 8, 2019, between MediFarm LLC (the “Seller”) and Picksy LLC (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

Since the Parties executed the Agreement on or about May 8, 2019, unanticipated events have occurred delaying the Closing of the transaction as follows:

1.	Pursuant to the Agreement, Closing was/is to occur “on the third business day after the satisfaction or waiver of all of the closing conditions” (See Section 2.1 of the Agreement);

2.	Pursuant to the Agreement, one of the conditions precedent to Closing was/is Seller’s delivery of evidence of receipt of required consents from third parties including the NV DOT, Clark County and the City of Las Vegas otherwise defined in the Agreement as Nevada Governmental Authorities (See Section 2.3(a) of the Agreement);

3.	While Seller has submitted the Agreement to Nevada Governmental Authorities for approval/consent, the Parties to the Agreement have been advised that Nevada Governmental Authorities have issued a temporary moratorium on considering approval of all license transfers including those subject to the Agreement; and

4.	Partly because of the delay in receiving approval of the Agreement from Nevada Governmental Authorities, the Parties have entered into a Cannabis Dispensary Management dated November 1, 2019 (the “Management Agreement”).

In order to accommodate the financial and business needs and desires of both Parties to the Agreement, the Parties wish to modify the Agreement as follows:

1.	The Parties agree that, on or about September 11, 2019, Buyer advanced the amount of $2 million to Seller which the Parties agree constitutes a partial advance payment of the Purchase Price set forth in the Agreement thus reducing the amount due at Closing from $10 million to $8 million;

2.	Pursuant to Section 1.6(b) of the Agreement, the Purchase Price at Closing was to be subject to an Inventory Adjustment. In conjunction with entering into the Management Agreement, on or about November 1, 2019, the Parties agreed that the amount of the Inventory Adjustment referenced in the Agreement was to be the amount of $408,000 in favor of Purchaser. The Parties further agree that the Purchase Price at closing shall be reduced by this Inventory Adjustment and that no further Inventory Adjustment shall be made;

3.	The Parties agree that, on or before February 10, 2020, Purchaser has made or will make additional advance payments against the Purchase Price in the amount of $3 million;

4.	Upon payment of the additional $3 million, the Parties agree that the balance due at Closing shall be $5 million less the agreed upon Inventory Adjustment (i.e. $408,000) for a total of $4,592,000. Section 2.2 of the Agreement is modified and amended to provide that the Purchaser’s Deliveries at Closing shall be the payment of an additional $1,792,000 in cash and a 12 month Promissory Note payable to Seller in the principal amount of $2,800,000 bearing interest at 5% per annum and secured by the Assets;

5.	In the event either Party terminates the Agreement pursuant to Section 2.6 thereof, within five (5) business days after such termination, Seller shall deliver to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser any and all amounts referenced herein as being paid by Purchaser to Seller as advance payments of the purchase price[1] as well as the $408,000 referenced herein as the agreed upon Inventory Adjustment;

6.	In the event any refund of money to Purchaser is due pursuant to the provisions of paragraph 5 of this Letter Agreement, Purchaser may elect to have all funds subject to refund to be applied instead against the Purchase Price of the assets subject to that certain Asset Purchase Agreement, dated August 19, 2019 between Medifarm, I, LLC and Picksy Reno, LLC;[2]

7.	Section 2.6(d) is hereby amended as follows:

“the Purchaser may terminate this Agreement by giving written notice to the Seller if the Closing shall not have occurred by reason of the NV DOT, Clark County or City of Las Vegas denying the transfer of the applicable Permits (unless the denial results primarily from a breach by the Purchaser of any representation, warranty or covenant contained in this Agreement);”

Section 2.6(e) is hereby amended as follows:

“the Seller may terminate this Agreement by giving written notice to the Purchaser if the Closing shall not have occurred by reason of the NV DOT, Clark County or City of Las Vegas denying the transfer of the applicable Permits (unless the denial results primarily from a breach by the Seller of any representation, warranty or covenant contained in this Agreement); or”

[1]	Assuming the payment of the additional $3 million by Purchaser as contemplated hereunder, the advance payments subject to refund shall be $5 million.
[2]	Medifarm I, LLC and Picksy Reno, LLC must sign this Letter Agreement consenting the such terms.

8.	Except as set forth herein, the Agreement is ratified and confirmed in all respects and shall not be amended or otherwise modified. All other terms and conditions of the Agreement not in conflict with the terms of this Letter Agreement shall remain in full force and effect. In the event there is a conflict between the terms of the Agreement and the terms of this Letter Agreement, the terms provided in this Letter Agreement shall control. For the avoidance of doubt, the Parties agree that no late fees, penalty interest, liquidated damages or any other amounts shall be due as a result of this Letter Agreement;

9.	This Letter Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Nevada and not by choice of law principles or the laws of any other state;

10.	The Agreement, as amended by this Letter Agreement and the Letter Agreement dated September 9, 2019, embodies the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties; and

11.	This Letter Agreement (or the signature pages hereof) may be executed in any number of counterparts; all such counterparts shall be deemed to constitute one and the same instrument; and each of said counterparts shall be deemed an original hereof.

[Signature page to follows]

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

MediFarm LLC

By:	/s/ Derek Peterson
Name:	Derek Peterson
Title:	Manager

Consented and agreed to:

Picksy LLC

By:	/s/ Stacie Jackson
Name:	Stacie Jackson
Title:	Manager

Consented and agreed to as to Paragraph 6:

Medifarrn I, LLC

By:	/s/ Derek Peterson
Name:	Derek Peterson
Title:	Manager

Picksy Reno LLC

By:	/s/ Stacie Jackson
Name:	Stacie Jackson
Title:	Manager